EXHIBIT 99.1

XOMA Reports Second Quarter 2011 Financial Results

BERKELEY, Calif., August 4, 2011 --  XOMA Ltd. (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its financial results for the second quarter and six months ended June 30, 2011 and provided a general business update.

XOMA had total revenues of $16.5 million in the second quarter of 2011 compared with $5.9 million in the second quarter of 2010. The increase in revenues in the 2011 period compared with the 2010 period was due primarily to funding from the company’s collaborative partner Les Laboratoires Servier (Servier) for XOMA 052 development and increased funding under the company’s contracts with the U.S. government for XOMA 3AB development.

XOMA had a net loss of $8.1 million, or $0.27 per share, for the second quarter of 2011, compared with a net loss of $15.6 million, or $0.93 per share, for the second quarter of 2010. Research and development expenses in the second quarter of 2011 were $18.3 million as compared with $19.3 million in the second quarter of 2010. The reduction in R&D expenses in the 2011 second quarter compared with the 2010 second quarter was primarily due to lower expenses for the XOMA 052 Phase 2 clinical program. Selling, general and administrative expenses were $6.1 million in the second quarter of 2011 as compared with $5.0 million in the second quarter of 2010, primarily reflecting higher non-cash share-based compensation expense in the 2011 period.

At June 30, 2011, XOMA had cash and cash equivalents of $51.2 million, compared with $37.3 million at December 31, 2010. Since April 1, 2011, XOMA received gross proceeds of $5.9 million from the sale of common shares under its 2011 At Market Issuance Sales Agreement, of which $3.7 million in cash was received in the second quarter with the remaining $2.2 million in cash received in the third quarter of 2011.

“Our financial results for the second quarter of 2011 as compared with the same period last year reflect the favorable impact of funding received from our XOMA 052 development collaboration with Servier and increased revenue from our U.S. government biodefense contracts,” said Steven B. Engle, Chairman and Chief Executive Officer of XOMA. “In the second half of this year, we expect to annoucne the details of our  XOMA 052 Phase 3 program in Behcet’s uveitis which we plan to initiate this year with Servier. Servier continues to make progress toward initiation of a Phase 2 trial for XOMA 052 in cardiovascular disease.”

Recent Highlights

•
XOMA 3AB Phase 1 trial initiated by NIAID: The National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, initiated a Phase 1 trial of XOMA 3AB, a novel formulation of three antibodies designed to prevent and treat botulism poisoning, among the most deadly bioterror threats. This double-blind, dose-escalation study in approximately 24 healthy volunteers, is designed to assess the safety and tolerability and determine the pharmacokinetic profile of XOMA 3AB.  More information is available at http://www.clinicaltrials.gov/ct2/show/NCT01357213?term=XOMA+3AB&rank=1

•
Discovery of two new classes of insulin receptor-regulating antibodies reported at American Diabetes Association 71st Scientific Sessions: Insulin is the key metabolic hormone for regulating blood sugar and exerts its action on cells by signaling through the insulin receptor. Insulin receptor-activating antibodies such as XOMA's XMetA antibody are designed to provide long-acting insulin-like activity to diabetic patients who cannot make sufficient insulin, potentially reducing the number of insulin injections needed to control their blood glucose levels.  In contrast, insulin receptor-sensitizing antibodies such as XOMA's XMetS are designed to reduce insulin resistance and could enable diabetes patients to more effectively use their own insulin to control blood glucose levels.

•
New U.S. patent issued covering XOMA 052 use in certain interleukin-1 beta-related coronary conditions: On August 2, the U.S. Patent and Trademark Office issued XOMA a new patent covering methods of treating certain coronary conditions including myocardial infarction, or heart attack, using XOMA 052 and interleukin-1 beta antibodies with similar binding properties. This is the tenth U.S. patent from the XOMA 052 program to have been issued, in addition to numerous pending applications and granted patents outside of the United States.

•
Six month top line results from 74 patient XOMA 052 Phase 2a trial support safety and biological activity:  XOMA 052 was well tolerated with no significant differences between the XOMA 052 and placebo groups in observations of adverse events. XOMA 052 continued to show evidence of biological activity as shown by a reduction in levels of C-reactive protein, a biomarker of cardiovascular risk. There were no differences in glycemic control between the drug groups and placebo as measured by hemoglobin A1c levels. This Phase 2a trial was designed as an exploratory trial focused on overall safety and kinetics and was not designed to show statistically significant differences in measures of biological activity. The results were as expected based on data from the Phase 2a three-month interim review and the 421 patient Phase 2b trial.

Guidance

XOMA will not be providing specific guidance on overall revenues or cash receipts for 2011 so as to best manage its ongoing business development discussions and other activities. The company currently expects that cash used in operating activities in 2011 may range from $30 million to cash neutral.

Investor Conference Call and Webcast

XOMA will host a conference call and webcast today, August 4, 2011, at 4:30 p.m. ET. The webcast can be accessed via the Investors section of XOMA’s website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on November 4, 2011. Telephone numbers for the live audio cast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international). A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on August 11, 2011. Telephone numbers for the replay are 855-859-2056 (U.S./Canada) and 404-537-3406 (international), passcode 87169081.

About XOMA

XOMA is a leader in the discovery and development of novel antibody therapeutics. The company's proprietary product pipeline includes:

•
XOMA 052, a potentially best-in-class antibody that binds to the inflammatory cytokine interleukin-1 beta, or IL-1 beta. Les Laboratoires Servier is XOMA’s development and commercialization partner for XOMA 052. XOMA and Servier plan to enter XOMA 052 into Phase 3 clinical development for Behcet’s uveitis, an orphan indication, and Phase 2 development for cardiovascular disease.

•
XOMA 3AB, a novel combination of three antibodies in one product under development to prevent and treat botulism poisoning caused by exposure to botulinum neurotoxin Type A, among the most deadly bioterror threats.  XOMA 3AB is in a Phase 1 clinical trial sponsored by the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH). XOMA receives funding for development of XOMA 3AB under NIAID Contract # HHSN266200600008C.

•	A preclinical pipeline with candidates in development for autoimmune, cardio-metabolic, inflammatory and oncologic diseases.

XOMA has a premier antibody discovery and development platform that incorporates an unmatched collection of antibody phage display libraries and proprietary optimization and expression and manufacturing technologies that it uses for its own pipeline and in collaborations with pharmaceutical and biotechnology companies. XOMA technologies have contributed to the success of marketed antibody products including LUCENTIS® for wet age-related macular degeneration and CIMZIA® for rheumatoid arthritis and Crohn’s disease. XOMA’s fully integrated product development infrastructure extends from preclinical science to approval and is located in Berkeley, California. For more information, please visit www.xoma.com.

The XOMA Ltd. logo is available at www.globenewswire.com/newsroom/prs/?pkgid=5960

Forward-Looking Statements

Certain statements contained herein concerning anticipated levels of cash utilization, initiation of clinical trials, or interim or other results of early-stage clinical trials, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the anticipated levels of cash utilization may be other than as expected due to unanticipated changes in XOMA's research and development programs, unavailability of additional arrangements or higher than anticipated transaction costs; the initiation of clinical trials may be delayed or may never occur as a result of actions or inaction by our present or future collaboration partners, complications in the design, implementation or third-party approval of clinical trials or unanticipated safety issues; results of early-stage clinical trials may not be supported by later findings, larger trials and/or other actions required for regulatory approval may not be economically feasible, and final results of clinical trials may in any event not be consistent with preclinical or interim results.

These and other risks, including those related to the generally unstable nature of current economic and financial market conditions; the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative or licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations and their discretion in decision-making; XOMA's ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demand for products; scale-up, manufacturing and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects.

** Tables Follow **

XOMA Ltd.
Company and Investor Contact:
Carol DeGuzman
510-204-7270
deguzman@xoma.com

Canale Communications
Media Contact:
Carolyn Hawley
619-849-5375
carolyn@canalecomm.com

XOMA Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Revenues:
License and collaborative fees	$6,039	$150	$11,866	$339
Contract and other revenue	10,467	5,481	20,128	12,292
Royalties	19	311	126	513
Total revenues	16,525	5,942	32,120	13,144
Operating expenses:
Research and development	18,281	19,346	35,628	36,933
Selling, general and administrative	6,113	5,026	11,483	10,579
Total operating expenses	24,394	24,372	47,111	47,512
Loss from operations	(7,869)	(18,430)	(14,991)	(34,368)
Other income (expense):
Investment and interest income	18	6	28	9
Interest expense	(634)	(90)	(1,166)	(177)
Other income (expense)	355	2,950	1,678	(2,813)
Net loss before taxes	(8,130)	(15,564)	(14,451)	(37,349)
Provision for income tax expense	-	(16)	(15)	(16)
Net loss	$(8,130)	$(15,548)	$(14,436)	$(37,333)
Basic and diluted net loss per common share	$(0.27)	$(0.93)	$(0.49)	$(2.24)

Shares used in computing basic and diluted net loss per common share	29,889	16,695	29,536	16,695

XOMA Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30, 2011	December 31, 2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$51,157	$37,304
Trade and other receivables, net	11,059	20,864
Prepaid expenses and other current assets	807	712
Total current assets	63,023	58,880
Property and equipment, net	14,410	14,869
Other assets	2,165	503
Total assets	$79,598	$74,252

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,043	$3,581
Accrued liabilities	7,087	10,658
Deferred revenue	5,982	17,044
Warrant liabilities	1,395	4,245
Total current liabilities	19,507	35,528
Deferred revenue – long-term	8,665	1,086
Interest bearing obligation – long-term	27,031	13,694
Other long-term liabilities	257	353
Total liabilities	55,460	50,661
Shareholders’ equity	24,138	23,591
Total liabilities and shareholders' equity	79,598	74,252